Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement Nos. 333-157386 and 333-157386-01

NOTES | DEPOSITS | CERTIFICATES

Upturn Notes Citigroup Funding Inc. Any Payments Due from Citigroup Funding Inc. Fully and Unconditionally Guaranteed by Citigroup Inc. Medium-Term Notes, Series D	Based Upon the S&P BRIC 40® Index Due 2011 $1,000.00 per Note

OFFERING SUMMARY

No. 2009-MTNDD439

(Related to the Product Supplement Dated May 28, 2009, Prospectus Supplement Dated February 18, 2009 and Prospectus Dated February 18, 2009)

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including an Upturn Notes product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the product supplement, prospectus supplement and prospectus in that registration statement (File No. 333-157386) and the other documents Citigroup Funding and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Funding, Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the product supplement, prospectus supplement and prospectus by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

November 2, 2009

2 |	Upturn Notes

Upturn Notes

Based Upon the S&P BRIC 40® Index Due 2011

This offering summary represents a summary of the terms and conditions of the Upturn Notes Based Upon the S&P BRIC 40® Index Due 2011 (the “Notes”). It is important for you to consider the information contained in this offering summary, the Upturn Notes product supplement, as well as the related prospectus supplement and prospectus, before making your decision to invest in the Notes. The description of the Notes below supplements, and to the extent inconsistent with, replaces, the description of the general terms of the Upturn Notes set forth in the Upturn Notes product supplement.

You may access the Upturn Notes product supplement, prospectus supplement and prospectus on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

■	Upturn Notes Product Supplement filed on May 28, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000119312509120478/d424b2.htm

■	Prospectus Supplement filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003022/y74453b2e424b2.htm

■	Prospectus filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003016/y74453sv3asr.htm

Capitalized terms used in this offering summary and not defined under “Preliminary Terms” below or elsewhere in this offering summary have the meanings given them in the Upturn Notes product supplement. For purposes of this offering summary, the terms “underlying equity” and “underlying equity index” in the Upturn Notes product supplement, as applicable, mean the S&P BRIC 40® Index (the “Underlying Equity Index”) and the term “index publisher” means S&P, the publisher of the S&P BRIC 40® Index.

Overview of the Upturn Notes

General

The Upturn Notes Based Upon the S&P BRIC 40® Index Due 2011 are equity index-linked notes, issued by Citigroup Funding Inc. and have a maturity of approximately 1.7 years. Some key characteristics of the Notes include:

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Leveraged upside participation. The Notes offer investors a participation rate of five times the upside growth potential of the Underlying Equity Index up to a maximum return on the Notes of approximately 31.25% to 36.25% (approximately 18.38% to 21.32% per annum on a simple interest basis) (to be determined on the Pricing Date). Thus,

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If the performance of the Underlying Equity Index is positive — if the Ending Value of the Underlying Equity Index is greater than its Starting Value (regardless of the value of the Underlying Equity Index at any other time during the term of the Notes) — then you will participate in five times such positive return, subject to the Maximum Return on the Notes.

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If the Ending Value of the Underlying Equity Index is equal to its Starting Value (regardless of the value of the Underlying Equity Index at any other time during the term of the Notes), you will receive at maturity only your initial investment in the Notes.

■

If the performance of the Underlying Equity Index is negative — if the Ending Value of the Underlying Equity Index is less than its Starting Value (regardless of the value of the Underlying Equity Index at any other time during the term of the Notes) — you will participate fully in such decline but not on a leveraged basis.

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No principal protection. The Notes are not principal protected. If the performance of the Underlying Equity Index is negative, you will participate fully in such decline and the value of the Notes at maturity will be less than the amount of your initial investment and could be zero.

Upturn Notes	| 3
■

No periodic income payments. The Notes do not offer current income, which means that you will not receive any periodic interest or other periodic payments on the Notes. You will also not receive any dividend payments or other distributions, if any, on the stocks included in the Underlying Equity Index. Instead, the return on the Notes, which is based on the performance of the Underlying Equity Index and could be positive, negative or zero, is paid at maturity.

The Notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding and, as a result of the guarantee, any payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The return of the principal amount of your investment in the Notes at maturity is not guaranteed.

The Notes are not deposits or savings accounts, are not insured by the Federal Deposit Insurance Corporation (“FDIC”) or by any other governmental agency or instrumentality. All payments on the Notes are subject to the credit risk of Citigroup Inc.

Types of Investors

The Notes may be an appropriate investment for the following types of investors:

■	Investors possessing a moderate growth view on the S&P BRIC 40® Index who are looking for leveraged upside exposure to such Underlying Equity Index, subject to a Maximum Return, and who can withstand the risk of losing the principal amount of their investment.

■	Investors who seek to add a foreign equity index-based investment to diversify their underlying asset class exposure.

Commissions and Fees

Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the Notes, will receive an underwriting fee of $17.50 for each $1,000.00 Note sold in this offering. Certain dealers, including Citicorp International Financial Services, Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets, will receive not more than $15.00 from this underwriting fee for each Note they sell. Citigroup Global Markets will pay the Financial Advisors employed by Citigroup Global Markets and Morgan Stanley Smith Barney LLC, an affiliate of Citigroup Global Markets, a fixed sales commission of $15.00 for each Note they sell. Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the Notes declines. You should refer to “Key Risk Factors” and “Supplemental Plan of Distribution” below and “Risk Factors Relating to the Notes” and “Plan of Distribution” in the accompanying Upturn Notes product supplement related to this offering for more information.

4 |	Upturn Notes

Preliminary Terms

Issuer:	Citigroup Funding Inc.
Security:	Upturn Notes Based Upon the S&P BRIC 40® Index due 2011.
Guarantee:	Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company; however, because the Notes are not principal protected, you may receive a payment at maturity that is less than the amount you initially invest.
Rating of the Issuer’s Obligations:	As of November 2, 2009, A3/A (Moody’s/S&P) based upon the Citigroup Inc. guarantee of payments due on the Notes and subject to change. Current ratings of the Issuer’s senior debt obligations can be found on the website of Citigroup Inc. under “Citi Credit Ratings” on the Investor page. The ratings reflect each rating agency’s view of the likelihood that Citigroup Funding Inc. and Citigroup Inc. will honor their obligations to pay the amount due on the Notes at maturity and do not address whether you will gain or lose money on your investment. The Notes are not principal protected and you may receive an amount at maturity that is less than the amount you initially invest.
Principal Protection:	None.
Principal Amount Issued:	$
Pricing Date:	November , 2009.
Issue Date:	Approximately three Business Days after the Pricing Date.
Valuation Date:	Approximately three Business Days before the Maturity Date.
Maturity Date:	Approximately 1.7 years after the Issue Date.
Issue Price:	$1,000 per Note.
Periodic Interest:	None.
Underlying Equity Index:	S&P BRIC 40® Index (Bloomberg symbol: “SBR”; Reuters symbol: “.SPBRIC”).
Payment at Maturity:	For each $1,000 Note, $1,000 plus the Note Return Amount, which can be positive, negative or zero.
Note Return Amount:

For each $1,000 Note:

(1) if the Equity Return Percentage is positive, $1,000 x Equity Return Percentage x Upside Participation Rate, provided, however, that the total amount payable at maturity, including principal, cannot exceed between approximately $1,312.50 to $1,362.50 (to be determined on the Pricing Date) per Note;

(2) if the Equity Return Percentage is zero, $0; or

(3) if the Equity Return Percentage is negative, $1,000 x Equity Return Percentage, which will be negative.

Maximum Return:	The return on the Notes will be capped at approximately 31.25% to 36.25% (approximately 18.38% to 21.32% per annum on a simple interest basis) (to be determined on the Pricing Date) of the principal amount of the Notes. Therefore, the total amount payable at maturity, including principal, cannot exceed between approximately $1,312.50 to $1,362.50 (to be determined on the Pricing Date) per Note.
Upside Participation Rate:	500%.
Equity Return Percentage:	The return on the Underlying Equity Index, expressed as a percentage, shall equal: Ending Value - Starting Value Starting Value
Starting Value:	The closing value of the Underlying Equity Index on the Pricing Date.
Ending Value:	The closing value of the Underlying Equity Index on the Valuation Date.
Listing:	The Notes will not be listed on any exchange.

Purchase Price and Proceeds to Issuer:		Per Note	Total
	Public Offering Price:	$1,000.00	$
	Underwriting Discount (including the Sales Commission described below):	$17.50	$
	Proceeds to Citigroup Funding Inc.:	$982.50	$
Sales Commission Earned:	$15.00 per Note for each Note sold by a Citigroup Global Markets or Morgan Stanley Smith Barney LLC Financial Advisor.
Calculation Agent:	Citigroup Global Markets Inc.
CUSIP:	.

Upturn Notes	| 5

Benefits of the Notes

■

Leveraged Growth Potential. If the Ending Value of the Underlying Equity Index is higher than its Starting Value, you will participate in five times such appreciation, subject to a Maximum Return on the Notes of approximately 31.25% to 36.25% (approximately 18.38% to 21.32% per annum on a simple interest basis) (to be determined on the Pricing

Date) of the principal amount of the Notes over the term of the Notes.

■	Diversification. The Notes may provide a degree of diversification within the equity portion of an investor’s portfolio through exposure to the Underlying Equity Index.

Key Risk Factors for the Notes

An investment in the Notes involves significant risks. While some of these risks are summarized below, please review the “Risk Factors Relating to the Notes” section of the Upturn Notes product supplement and the “Risk Factors” section of the prospectus supplement related to this offering for a full description of risks.

■

Potential for Loss. The amount you receive at maturity on the Notes will depend on the value of the Underlying Equity Index on the Valuation Date. If the Ending Value of the Underlying Equity Index is less than its Starting Value, the amount you receive at maturity will be less than the amount of your initial investment in the Notes and could be zero, even if the value of the Underlying Equity Index exceeded the Starting Value at one or more times during the term of the Notes.

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Appreciation Is Capped. The return on the Notes will be capped at approximately 31.25% to 36.25% (approximately 18.38% to 21.32% per annum on a simple interest basis) (to be determined on the Pricing Date) of the principal amount of the Notes even though you will be subject to the risk of a full decline in the value of the Underlying Equity Index. If the Ending Value of the Underlying Equity Index exceeds its Starting Value by an amount greater than the potential Maximum Return on the Notes, the Notes will provide less opportunity for appreciation than an investment in a similar security that is directly linked to the appreciation of the Underlying Equity Index and is not subject to a maximum return or an investment directly in the stocks included in the Underlying Equity Index. (See the examples under “Hypothetical Amounts Payable at Maturity” below.)

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No Periodic Payments. You will not receive any periodic payments of interest or any other periodic payments on the Notes. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks included in the Underlying Equity Index.

■	Citigroup Inc. Credit Risk, Credit Ratings and Credit Spreads. Investors in the Notes are subject to the credit risk of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the Notes, and to changes in the market’s view of Citigroup Inc.’s creditworthiness. Any decline in Citigroup Inc.’s credit ratings or increase in the credit spreads charged by the market for taking Citigroup Inc. credit risk is likely to adversely affect the market value of the Notes.

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Volatility of the Underlying Equity Index. Historically, the value of the Underlying Equity Index has been volatile. From February 2, 2004 to October 30, 2009, the closing value of the Underlying Equity Index has been as low as 732.42 and as high as 3,560.53.

■

Potential for a Lower Comparable Yield. The Notes do not pay any periodic interest. As a result, if the Ending Value of the Underlying Equity Index does not increase sufficiently from its Starting Value, the effective yield on the Notes will be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

■

Exchange Listing and Secondary Market. The Notes will not be listed on any exchange. There is currently no secondary market for the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes. Although Citigroup Global Markets intends to make a market in the Notes, it is not obligated to do so.

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The Resale Value of the Notes May be Lower Than Your Initial Investment. Due to, among other things, changes in the prices of and dividend yields on the stocks included in the Underlying Equity Index, interest rates, the earnings performance of the issuers of the stocks included in the Underlying Equity Index, other economic conditions, the inclusion of commissions and projected profit from hedging in the public offering price of the Notes and Citigroup

6 |	Upturn Notes

Funding and Citigroup Inc.’s perceived creditworthiness, the Notes may trade, if at all, at prices below their initial issue price of $1,000 per Note. You could receive substantially less than the amount of your initial investment if you sell your Notes prior to maturity.

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Fees and Conflicts. Citigroup Global Markets and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Notes. Further, Citigroup Funding expects to hedge its obligations under the Notes through the trading of the stocks included in the Underlying Equity Index or other instruments, such as options, swaps or futures, based upon the Underlying Equity Index or the stocks included in the Underlying Equity Index by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citigroup Global Markets’ role as the Calculation Agent for the Notes may result in a conflict of interest.

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Relationship to the Underlying Equity Index. You will have no rights against the S&P BRIC 40® Index or its publisher or any issuer of any stock included in the Underlying Equity Index even though the market value of the Notes and the amount you will receive at maturity depend on the value of the Underlying Equity Index. None of the S&P BRIC 40® Index or its publisher or any issuer of any stock included in the Underlying Equity Index is involved in the offering of the Notes and has any obligations relating to the Notes. In addition, you will have no voting rights and will not receive dividends or other distributions, if any, with respect to the stocks included in the Underlying Equity Index.

■

The Notes Are Subject to Currency Exchange Rate Risks. Because the value of the Underlying Equity Index generally reflects the U.S. dollar value of the securities represented in the S&P BRIC 40® Index, holders of the Notes will be exposed to currency exchange rate risks with respect to relevant currencies in which most or all of the securities or underlying securities represented in the S&P BRIC 40® Index are denominated. An investor’s net exposure will depend on the extent to which these currencies strengthen or weaken against the U.S. dollar and the relative weight of each security. If, taking into account such weighting, the U.S. dollar strengthens against these currencies, the value of the Underlying Equity Index will be adversely affected and the amount you receive at maturity or the market value upon sale prior to maturity may be reduced.

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The Value of the Underlying Equity Index Will Be Affected by Conditions in a Foreign Securities Market. All of the underlying stocks that constitute the Underlying Equity Index have been issued by companies in a foreign securities market. Securities prices in foreign markets are subject to political, economic, financial and social factors that apply in those markets. Foreign securities markets may be more volatile than U.S. securities markets and may be affected by market developments in different ways than U.S. securities markets. Cross-shareholdings in foreign companies on such markets may affect prices and volume of trading on those markets. There is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the SEC, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies. In addition, certain of the exchanges on which the stocks included in the Underlying Equity Index are traded may have adopted certain measures intended to limit short-term price fluctuations. These may include daily price floors and ceilings intended to prevent extreme fluctuations in individual stock prices. You should also be aware that certain of the exchanges in the underlying jurisdictions might suspend the trading of individual stocks in certain limited and extraordinary circumstances. As a result, variations in the value of the S&P BRIC 40® Index may be limited by price limitations on, or suspensions of trading of, individual stocks included in the Underlying Equity Index which may, in turn, adversely affect the Note Return Amount, the market value of the notes or result in the occurrence of a market disruption event.

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Investments in or Related to Emerging Markets are Subject to Greater Risks than those in More Developed Markets. The S&P BRIC 40® Index includes securities in a foreign market that is considered an emerging market. Investments in or related to emerging markets are subject to a greater risk of loss than those in more developed markets due to economic, political and social instability. Some emerging market countries have experienced currency devaluations and substantial rates of inflation as well as periods of economic recession that have had a negative effect on the economies and securities markets of such emerging countries. Economies in emerging market countries generally are heavily dependent on commodity prices and international trade and, accordingly, have been and may continue to

Upturn Notes	| 7

be affected adversely by the economies of their trading partners, trade barriers, exchange controls, managed adjustments to relative currency values, and may suffer from extreme and volatile debt burdens. These countries may be subject to other protectionist measures imposed or negotiated by the countries with which they trade. Some governments are authoritarian in nature or have been installed or removed as a result of military coups, while governments in other emerging market countries have periodically used forced to suppress civil dissent. Disparities of wealth, the pace and success of democratization, and ethnic, religious and racial disaffection, among other factors, have also led to social unrest, violence and/or labor unrest in some emerging market countries. Unanticipated political or social developments may result in sudden and significant investment losses. Investing in emerging market countries involves a greater risk of loss due to expropriation, nationalization, confiscation of assets and property or the imposition of restrictions on foreign investments and on repatriation of capital invested by certain emerging market countries. In addition, some of these countries are located in parts of the world prone to natural disasters such as earthquakes, volcanoes or tsunamis. Any such event could have a large negative impact on their respective economies.

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The United States Federal Income Tax Consequences of the Notes Are Uncertain. No statutory, judicial or administrative authority directly addresses the characterization of the Notes or instruments similar to the Notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain. No ruling is being requested from the Internal Revenue Service with respect to the Notes and no assurance can be given that the Internal Revenue Service will agree with the conclusions expressed under “Certain U.S. Federal Income Tax Considerations” in this offering summary or under “What Are the United States Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations” in the Upturn Notes product supplement. It is also possible that future regulations or other IRS guidance would require you to accrue income on the Notes on a current basis at ordinary income rates (as opposed to capital gains rates) or to treat the Notes in another manner that significantly differs from the agreed-to treatment discussed under “Certain U.S. Federal Income Tax Considerations” in this offering summary and under “What Are the United States Federal Income Tax Consequences of Investing in the Notes?” and “Certain United States Federal Income Tax Considerations” in the Upturn Notes product supplement, and that any such guidance could have retroactive effect.

Certain U.S. Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax considerations of the purchase, ownership and disposition of the Notes by U.S. investors (“U.S. Holders”) and certain non-U.S. investors described below. This discussion supplements, and to the extent inconsistent with, replaces the discussion contained in the Upturn Notes product supplement under “What Are the United States Federal Income Tax Consequences of

Investing in the Notes?” and “Certain United States Federal Income Tax Considerations.”

All prospective investors should refer to the Upturn Notes product supplement related to this offering for additional information relating to U.S. federal income tax and should consult their own tax advisors to determine the tax consequences to them of investing in the Notes.

U.S. Holders

For U.S. federal income tax purposes, you and Citigroup Funding agree to treat a Note for U.S. federal income tax purposes as a cash-settled capped variable forward contract on the value of the Underlying Equity Index at maturity under which an amount equal to the purchase price of the Notes is treated as a non-interest-bearing cash deposit to be applied at maturity in full satisfaction of the holder’s payment obligation under the forward contract.

Under such treatment, at maturity or upon the sale of a Note, you generally will recognize gain or loss equal to the difference between the cash received and your tax basis in the Note. Such gain or loss generally will be long-term capital gain or loss if you have held the Notes for more than one year at the time of the disposition.

Due to the absence of authority as to the proper characterization of the Notes, no assurance can be given

8 |	Upturn Notes

that the Internal Revenue Service (“IRS”) will accept, or that a court will uphold, the agreed-to characterization and tax treatment described above, and under alternative treatments of the Notes, the timing and character of income from the Notes could differ substantially, resulting in less favorable U.S. federal income tax consequences to you. Under one alternative characterization, for example, you may be required to accrue income on a current basis with respect to the Notes.

It is also possible that future regulations or other IRS guidance would require you to accrue income on the Notes on a current basis at ordinary income rates (as opposed to capital gains rates) or to treat the Notes in another manner that significantly differs from the agreed-to treatment discussed above. The IRS and U.S. Treasury Department recently issued a notice (the “Notice”) that requests public comments on a comprehensive list of tax policy issues raised by prepaid forward contracts, which include financial instruments similar to the Notes. The Notice contemplates that such instruments may become subject to taxation on a current accrual basis under one or more possible approaches, including a mark-to-market methodology; a regime similar to the Contingent Payment Regulations; categorization of prepaid forward contracts as debt; and treatment of prepaid forward contracts as “constructive ownership transactions” discussed above. The Notice also contemplates that all (or significant portions) of an investor’s returns under prepaid forward contracts could be taxed at ordinary income rates (as opposed to capital gains rates). It is currently impossible to predict what guidance, if any, will be issued as a result of the Notice, and whether any such guidance could have retroactive effect.

In addition, legislation recently has been introduced for consideration in the United States Congress that, if enacted into law, would require current accrual of interest income on prepaid derivative contracts with a term of more than one year (which would include financial instruments similar to the Notes) acquired after the date of the legislation’s enactment. The legislation also would implement special income accrual rules for publicly traded prepaid derivative contracts. The schedule for consideration of this legislation and the outcome of the legislative process currently is uncertain.

Non-U.S. Holders

In the case of a holder of Notes that is not a U.S. person (a “Non-U.S. Holder”), any payments made with respect to the Notes should not be subject to U.S. withholding tax, provided that such holder complies with applicable certification requirements.

Any capital gain realized upon the sale or other disposition of the Notes by a Non-U.S. Holder will generally not be subject to U.S. federal income tax if:

■	Such gain is not effectively connected with a U.S. trade or business of such holder, and

■	In the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition, or the gain is not attributable to a fixed place of business maintained by such individual in the United States.

In the Notice discussed above, the IRS and U.S. Treasury Department specifically question whether, and to what degree, payments (or deemed accruals) in respect of a prepaid forward contract should be subject to withholding. Accordingly, it is possible that future guidance could be issued as a result of the Notice requiring us to withhold on payments made to non-U.S. Holders under the Notes.

Description of the S&P BRIC 40® Index

General

S&P BRIC 40®

Unless otherwise stated, we have derived all information regarding the S&P BRIC 40® Index provided in this offering document, including its composition, method of calculation and changes in components, from Standard & Poor’s (S&P), publicly available sources and other sources we believe to be reliable. Such information reflects the policies of, and is subject to change by, S&P. S&P is under no obligation to continue to publish, and may discontinue or suspend the publication of, the S&P BRIC 40® Index at any time. We do not assume any responsibility for the accuracy or completeness of any information relating to the S&P BRIC 40® Index.

Upturn Notes	| 9

The S&P BRIC 40® Index is a basket of 40 leading securities, representing the largest and most liquid companies in Brazil, Russia, India and China (BRIC). S&P BRIC 40® Index uses data from the S&P Emerging Markets Database (EMDB), which contains the oldest and deepest data history of emerging markets equities. S&P BRIC 40® Index has historical data back to February 2, 2001. The base value of the S&P BRIC 40® Index is 874.48 on February 2, 2004. As of September 30, 2009, the companies included in the S&P BRIC 40® Index were divided into eight industry sectors: Energy, Financials, Industrials, Information Technology, Materials, Telecommunication Services, Utilities and Consumer Staples.

THE S&P BRIC 40® INDEX DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS UNDERLYING IT AND THEREFORE THE RETURN ON THE NOTES WILL NOT PRODUCE THE SAME RETURN YOU WOULD RECEIVE IF YOU WERE TO PURCHASE SUCH UNDERLYING STOCKS AND HOLD THEM UNTIL THE MATURITY DATE.

Computation of the S&P BRIC 40® Index

There are two steps in the creation of the S&P BRIC 40® Index. The first is the selection of the 40 companies; the second is the weighting of the index constituents as follows:

1)	All constituents of the S&P/IFCI country indices for Brazil, Russia, India and China comprise the initial selection universe.

2)	All companies that do not have a developed market listing are removed from the list.

3)	Average three-month daily value traded (hereafter referred to as “liquidity”) and float-adjusted market capitalization (hereafter referred to as “market cap”), as of the reference date, are measured.

4)	All stocks with a market cap of less than US$1 billion (the “Market Cap Threshold”) and/or liquidity of less than US$5 million (the “Liquidity Threshold”) are removed.

5)	If a company has multiple share classes, the share class with the lower liquidity is removed.

6)	The remaining stocks are sorted in decreasing order of their float-adjusted market capitalization. The top forty become index members.

The S&P BRIC 40® Index methodology employs a modified market capitalization-weighting scheme, using a divisor methodology that stipulates that, at rebalancing, no stock can have a weight of more than 10% in the index and the minimum initial portfolio size that can be turned over in a single day (based on recent trading volumes) cannot be lower than US$600 million. In order to uphold these parameters, the index uses a modified market capitalization-weighting scheme. Modifications are made to market cap weights, if required, to reflect available float, reduce single stock concentration and enhance index basket liquidity.

10 |	Upturn Notes

According to the methodology, the parameters of portfolio size and maximum weight can be changed during the annual rebalancing period depending upon market circumstances. The index is rebalanced once a year in December. The annual rebalancing of the index is effective after the market close of the third Friday of December. The reference date for the data used in the review is the third Friday of November. In addition to the annual rebalancing, a mid-year review is carried out to ensure the index’s representation is current and up to date. A full rebalance will be effective only if 3 of the biggest 30 stocks from all eligible companies are not in the index at the mid-year review. Through the year, companies may be deleted due to corporate events such as mergers, acquisitions, takeovers, or delistings. The table below summarizes the types of index maintenance adjustments applied in calculating the S&P BRIC 40® Index, and indicates whether or not an index divisor adjustment is required.

Type of Corporate Action	Adjustment Made to Index	Divisor Adjustment Required
Spin-Off	No weight change. The price is adjusted to Price of Parent Company minus (Price of Spin-off company/Share Exchange Ratio). Index Shares change so that the company’s weight remains the same as its weight before the spin-off.	No

Rights offering	The price is adjusted thus: Price of Parent Company minus (Price of Rights Offering/Rights Ratio). Index Shares are changed correspondingly so that there is no change in weight.	No

Stock Split	Index Shares are multiplied by and price is divided by the split factor.	No

Share Issuance or Reduction	None.	No

Special Dividends	Price of the stock making the special dividend payment is reduced by the per-share special dividend amount after the close of trading on the day before ex-date.	Yes

Delisting	The stock is removed. No replacements are made.	Yes

Merger or Acquisition	If the surviving company is already an index member, it is retained in the index. If the surviving company does not belong to the BRIC countries or does not maintain the exchange listing included in the index, it is removed. An announcement will be made in other cases.	Yes, if there is a removal.

Upturn Notes	| 11

Historical Data on the S&P BRIC 40® Index

The following table sets forth the value of the Underlying Equity Index at the end of each month in the period from February 2004 through October 2009. These historical data on the Underlying Equity Index are not indicative of the future performance of the Underlying Equity Index or what the value of the Notes may be. Any historical upward or downward trend in the value of the Underlying Equity Index during any period set forth below is not an indication that the Underlying Equity Index is more or less likely to increase or decrease at any time during the term of the Notes.

	2004	2005	2006	2007	2008	2009
January	—	961.09	1,575.05	2,098.12	2,715.39	1,317.73
February	930.92	1,074.02	1,599.68	2,024.38	2,951.29	1,302.82
March	929.27	1,002.04	1,614.88	2,114.87	2,757.88	1,480.34
April	788.05	966.65	1,743.35	2,157.09	3,125.45	1,710.43
May	792.05	1,009.56	1,558.56	2,234.26	3,252.26	2,051.10
June	801.02	1,066.05	1,630.68	2,394.46	2,945.33	1,987.75
July	802.64	1,134.86	1,694.69	2,534.32	2,766.03	2,150.16
August	838.89	1,200.43	1,722.80	2,577.89	2,509.15	2,111.11
September	902.35	1,337.18	1,715.05	3,006.69	1,999.86	2,313.09
October	908.55	1,231.71	1,847.16	3,520.51	1,448.73	2,395.23
November	952.32	1,317.51	2,003.46	3,227.20	1,379.56	—
December	973.47	1,354.94	2,181.25	3,226.50	1,419.31	—

The closing value of the Underlying Equity Index on October 30, 2009 was 2,395.23.

Graph of Historical Closing Values

The following graph illustrates the historical performance of the S&P BRIC 40® Index based on the closing value of the Underlying Equity Index from February 2, 2004 through October 30, 2009. Past performance of the Underlying Equity Index is not indicative of future closing values.

Daily Closing Values of the S&P BRIC 40® Index

12 |	Upturn Notes

License Agreement

S&P and Citigroup Global Markets, an affiliate of Citigroup Funding Inc., have entered into a non-exclusive license agreement providing for the license to Citigroup Global Markets and its affiliates, in exchange for a fee, of the right to use indices owned and published by S&P in connection with certain financial instruments, including the Notes.

The license agreement between S&P and Citigroup Global Markets provides that the following language must be stated in this Disclosure Supplement.

“The Notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly. S&P’s only relationship to Citigroup Funding Inc. is the licensing of certain trademarks, trade names and service marks of S&P and of the S&P BRIC 40® Index, which is determined, composed and calculated by S&P without regard to Citigroup Funding Inc. or the Notes. S&P has no obligation to take the needs of Citigroup Funding Inc. or the holders of the Notes into consideration in determining, composing or calculating the S&P BRIC 40® Index. S&P is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Notes to be issued. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P BRIC 40® INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CITIGROUP FUNDING, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P BRIC 40® INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P BRIC 40® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P AND CITIGROUP FUNDING.”

Upturn Notes	| 13

Hypothetical Amounts Payable at Maturity

The examples below show hypothetical amounts you could receive at maturity on the Notes for a range of Ending Values of the Underlying Equity Index. The examples of hypothetical amounts you could receive at maturity set forth below are intended to illustrate the effect of different Ending Values of the Underlying Equity Index on the amount you could receive on the Notes at maturity. All of the hypothetical examples are based on the following assumptions:

■	Issue Price: $1,000.00 per Note

■	Maximum Return: 33.75% (19.85% per annum on a simple interest basis)

■	Starting Value: 2,551.00

■	Maturity: 1.7 years

■	Upside Participation Rate: 500%

The following examples are for purposes of illustration only. The actual amount you receive at maturity will depend on the actual Note Return Amount, which, in turn, will depend on the actual Starting Value, Ending Value and Maximum Return.

Hypothetical Ending Price	Hypothetical Equity Return Percentage(1)	Hypothetical Total Return on Underlying Equity Index	Hypothetical Total Return on Notes(2)	Hypothetical Per Annum Return on Notes(3)	Hypothetical Note Return Amount(4)	Hypothetical Maturity Payment per Note
0.00	-100.00%	-100.00%	-100.00%	-58.82%	-$1,000.00	$0.00
1,275.50	-50.00%	-50.00%	-50.00%	-29.41%	-$500.00	$500.00
1,913.25	-25.00%	-25.00%	-25.00%	-14.71%	-$250.00	$750.00
1,977.03	-22.50%	-22.50%	-22.50%	-13.24%	-$225.00	$775.00
2,040.80	-20.00%	-20.00%	-20.00%	-11.76%	-$200.00	$800.00
2,104.58	-17.50%	-17.50%	-17.50%	-10.29%	-$175.00	$825.00
2,168.35	-15.00%	-15.00%	-15.00%	-8.82%	-$150.00	$850.00
2,232.13	-12.50%	-12.50%	-12.50%	-7.35%	-$125.00	$875.00
2,295.90	-10.00%	-10.00%	-10.00%	-5.88%	-$100.00	$900.00
2,359.68	-7.50%	-7.50%	-7.50%	-4.41%	-$75.00	$925.00
2,423.45	-5.00%	-5.00%	-5.00%	-2.94%	-$50.00	$950.00
2,487.23	-2.50%	-2.50%	-2.50%	-1.47%	-$25.00	$975.00
2,551.00	0.00%	0.00%	0.00%	0.00%	$0.00	$1,000.00
2,614.78	2.50%	2.50%	12.50%	7.35%	$125.00	$1,125.00
2,678.55	5.00%	5.00%	25.00%	14.71%	$250.00	$1,250.00
2,742.33	7.50%	7.50%	33.75%	19.85%	$337.50	$1,337.50
2,806.10	10.00%	10.00%	33.75%	19.85%	$337.50	$1,337.50
2,869.88	12.50%	12.50%	33.75%	19.85%	$337.50	$1,337.50
2,933.65	15.00%	15.00%	33.75%	19.85%	$337.50	$1,337.50
2,997.43	17.50%	17.50%	33.75%	19.85%	$337.50	$1,337.50
3,061.20	20.00%	20.00%	33.75%	19.85%	$337.50	$1,337.50
3,124.98	22.50%	22.50%	33.75%	19.85%	$337.50	$1,337.50
3,188.75	25.00%	25.00%	33.75%	19.85%	$337.50	$1,337.50
3,252.53	27.50%	27.50%	33.75%	19.85%	$337.50	$1,337.50
3,316.30	30.00%	30.00%	33.75%	19.85%	$337.50	$1,337.50
3,380.08	32.50%	32.50%	33.75%	19.85%	$337.50	$1,337.50
3,443.85	35.00%	35.00%	33.75%	19.85%	$337.50	$1,337.50
3,571.40	40.00%	40.00%	33.75%	19.85%	$337.50	$1,337.50
3,698.95	45.00%	45.00%	33.75%	19.85%	$337.50	$1,337.50
3,826.50	50.00%	50.00%	33.75%	19.85%	$337.50	$1,337.50
3,954.05	55.00%	55.00%	33.75%	19.85%	$337.50	$1,337.50
4,081.60	60.00%	60.00%	33.75%	19.85%	$337.50	$1,337.50

(1)	(Hypothetical Ending Value – Hypothetical Starting Value) /Hypothetical Starting Value
(2)	The percentage return for the entire term of the Notes capped by the hypothetical 33.75% Maximum Return.
(3)	Calculated on a simple interest basis.
(4)	The dollar return for the entire term of the Notes capped by the hypothetical 33.75% Maximum Return.

14 |	Upturn Notes

ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the Notes as long as either (A)(1) no Citigroup Global Markets affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the Notes or renders investment advice with respect to those assets and (2) such plan or retirement account is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or Morgan Stanley Smith Barney or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Notes by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the Upturn Notes product supplement related to this offering for more information.

Supplemental Plan of Distribution

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, $             principal amount of Notes (             Notes) at $982.50 per Note, any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the Notes directly to the public at the public offering price set forth under “Preliminary Terms” above and some of the Notes to certain dealers, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets, at the public offering price less a concession not to exceed $15.00 per Note. Citigroup Global Markets may allow, and these dealers may reallow, a concession not to exceed $15.00 per Note on sales to certain other dealers. Citigroup Global Markets will pay the Financial Advisors employed by Citigroup Global Markets and Morgan Stanley Smith Barney LLC, an affiliate of Citigroup Global Markets, a fixed sales commission of $15.00 per Note for each Note they sell. If all of the Notes are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority.

Client accounts over which Citigroup Inc. or its subsidiaries have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

WARNING TO INVESTORS IN HONG KONG ONLY: The contents of this document have not been reviewed by any regulatory authority in Hong Kong. Investors are advised to exercise caution in relation to the offer. If Investors are in any doubt about any of the contents of this document, they should obtain independent professional advice.

This offer is not being made in Hong Kong, by means of any document, other than (1) to persons whose ordinary business it is to buy or sell shares or debentures (whether as principal or agent); (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO; or (3) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (the “CO”) or which do not constitute an offer to the public within the meaning of the CO.

There is no advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to

Upturn Notes	| 15

persons outside Hong Kong or only to the persons or in the circumstances described in the preceding paragraph.

WARNING TO INVESTORS IN SINGAPORE ONLY: This document has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of the Singapore Statutes (the Securities and Futures Act). Accordingly, neither this document nor any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than in circumstances where the registration of a prospectus is not required and thus only (1) to an institutional investor or other person falling within section 274 of the Securities and Futures Act, (2) to a relevant person (as defined in section 275 of the Securities and Futures Act) or to any person pursuant to section 275(1A) of the Securities and Futures Act and in accordance with the conditions specified in section 275 of that Act, or (3) pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act. No person receiving a copy of this document may treat the same as constituting any invitation to him/her, unless in the relevant territory such an invitation could be lawfully made to him/her without compliance with any registration or other legal requirements or where such registration or other legal requirements have been complied with. Each of the following relevant persons specified in Section 275 of the Securities and Futures Act who has subscribed for or purchased Notes, namely a person who is:

(a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, or

(b) a trust (other than a trust the trustee of which is an accredited investor) whose sole purpose is to hold investments and of which each beneficiary is an individual who is an accredited investor,

should note that securities of that corporation or the beneficiaries’ rights and interest in that trust may not be transferred for 6 months after that corporation or that trust has acquired the Notes under Section 275 of the Securities and Futures Act pursuant to an offer made in reliance on an exemption under Section 275 of the Securities and Futures Act unless:

(i) the transfer is made only to institutional investors, or relevant persons as defined in Section 275(2) of that Act, or arises from an offer referred to in Section 275(1A) of that Act (in the case of a corporation) or in accordance with Section 276(4)(i)(B) of that Act (in the case of a trust);

(ii) no consideration is or will be given for the transfer; or

(iii) the transfer is by operation of law.

Additional Considerations

If no closing value of the Underlying Equity Index is available on the Valuation Date, the Calculation Agent may determine the Ending Value in accordance with the procedures set forth in the Upturn Notes product supplement related to this offering. In addition, if the Underlying Equity Index is discontinued, the Calculation Agent may determine the Ending Value by reference to a successor index or, if no successor index is available, in accordance with the procedures last used to calculate the Underlying Equity Index prior to any such discontinuance. You should refer to the section “Description of the Notes—Amount to Be Received at

Maturity”, “—Discontinuance of an Underlying Equity Index”, and “—Alteration of the Method of Calculation of an Underlying Equity Index” in the Upturn Notes product supplement for more information.

In case of default in payment at maturity of the Notes, the Notes will bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of         % per annum on the unpaid amount due.

CitiFirst is the family name for Citi’s offering of financial investments including notes, deposits and certificates. Tailored to meet the needs of a broad range of investors, these investments fall into three categories, each with a defined level of principal protection.

Five symbols represent the assets underlying CitiFirst Investment products. When depicting a specific product, the relevant underlying asset will be shown as a symbol on the cube.

© 2009 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.